              CLIKIA CORP.
        7117 Florida Boulevard
               Suite 203
            Baton Rouge, Louisiana 70806

December 13, 2017

VIA EDGAR

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mr. John Stickel

Re: Clikia Corp. (the "Company")
 Offering Statement on Form 1-A (the "Offering Statement")
 Commission File No. 024-10761

Dear Mr. McWilliams:

On behalf of the Company, I respectfully request that the qualification date of the Offering Statement be accelerated and that the Offering Statement be declared qualified December 15, 2017, at 10:00 a.m. EST, or as soon thereafter as is reasonably practicable.

In making this request, the Company represents that the State of Colorado has indicated that it will to approve the Offering Statement, upon qualification by the
Securities and Exchange Commission (the "Commission"), and acknowledges the following:

    -   should the Commission or the Staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

    -   the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

    -   the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ DAVID LOFLIN
CEO
Clikia Corp.